Room 4561




      October 19, 2005



Mr. Charles R. Mollo
President and Chief Executive Officer
Mobility Electronics, Inc.
17800 N. Perimeter Drive
Suite 200
Scottsdale, AZ  85255

Re:	Mobility Electronics, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	File No. 000-30907

Dear Mr. Mollo:

      We have reviewed your response to our letter dated July 26, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Statement of Cash Flows, page 42

1. Tell us how your presentation of cash flows used in discontinued operations is consistent with the guidance in SFAS No. 95, specifically paragraphs 26, 28 and 29. In this regard, if the cash flows relating to discontinued operations are separately presented, separate disclosure of such cash flows should be made within all three categories of cash flows (i.e., operating, investing and financing, when applicable). Please advise, and revise as necessary.

Note 6  Goodwill, page 51

2. We have reviewed your response to our Prior Comment No. 4, regarding the allocation period for the iGo acquisition and have the following additional comments:

a. Tell us how you accounted for this pre-acquisition contingency when you performed the initial purchase price allocation associated with the September 3, 2002 acquisition of iGo. Quantify the fair value of this contingency at the initial purchase price allocation and how you determined that amount. Your response should describe the nature of the evaluation that was performed, when the evaluation was complete and the estimated range of loss that was determined as a result of the evaluation.

b. Your response provides a quote from SFAS No. 141 which indicates
"The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable." This suggests that you were/are waiting for information that you arranged to obtain. If so, specifically identify the additional information you arranged to obtain and when that information became available. Refer to paragraph B183 of SFAS No.141.

c. While SFAS No. 141 does indicate the allocation period should usually not exceed one year, explain the basis under generally accepted accounting principles to hold the allocation period open until the investigation/litigation is resolved. In this regard, it appears that you believe the allocation period is still open in light of the fact that you have continued to record legal costs as an increase to goodwill during the interim period ended March 31, 2005.
Please explain to us why you believe it is appropriate to extend the allocation period more than two years from the date of acquisition.
Refer to paragraph B183 of SFAS No. 141 and SAB Topic 2.A.7.

d. Your response further suggests that the SEC investigation of the former directors and officers of iGo Corporation is an "unusual pre-acquisition contingency" which appears to be the basis for you to extend the allocation period beyond one year. Please tell us why you believe the nature of the pre-acquisition contingency (i.e., usual versus unusual) would allow you to extend the allocation period beyond one year. Also, further demonstrate why you believe this investigation is `unusual` in light of the number of pending SEC investigations.

e. Also, tell us how you consider the disclosure guidance in SAB Topic 2.A.7. In this regard, explain why you did not provide disclosure that the purchase price allocation was preliminary, along with the nature of the contingency and other available information that would enable a reader to understand its potential effects on the final allocation and on post acquisition results.

f. Also, tell us how your accounting for this contingency and respective insurance recovery follows the guidance in SFAS No. 5 and
FIN 39. In this regard, your disclosure on page 61 indicates that you are pursuing coverage under iGo`s directors` and officers` liability insurance policy regarding potential indemnification claims; however, if coverage is not received, you may be responsible for costs and expenses associated with this matter. Tell us how you have evaluated this liability and the related insurance recovery with reference to the respective authoritative literature.
3. We have reviewed your response to our Prior Comment No. 4 regarding your dispute with Portsmith over contingent consideration;
however, we do not believe you have provided persuasive evidence or analysis to support your conclusion that the fees incurred in connection with the resolution of the consideration represent a direct acquisition cost and result in an increase to goodwill. We believe that adjustments and /or payments that arise out of litigation over the purchase price between the acquirer and the former owners of the acquired company should be charged to income when settled. Refer to paragraph B177 of SFAS No. 141.

Item 9A Controls and Procedures, page 63

4. Please confirm supplementally, if true, that as of December 31, 2004 and March 31, 2005, your disclosure controls and procedures were
`effective` to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

* * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact April Coleman, Staff Accountant, at (202)
551-
3458 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-
3453
or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,



							Kathleen Collins
							Accounting Branch Chief
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Mr. Charles R. Mollo
Mobility Electronics, Inc.
October 19, 2005
Page 1